May 23, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Jay Ingram
Ms. April Coleman
Ms. Anne Nguyen

Re:	Omniture, Inc.
Registration Statement on Form S-1/A
Amendment Filed: May 8, 2006 (File No. 333-132987)
     Ladies and Gentleman:
     On behalf of Omniture, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letters dated May 19, 2006, relating to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-132987) filed with the Commission on May 8, 2006.
     The Company is concurrently filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 2.
     In this letter, we have recited the comments from the Staff in italicized, bold-face type and have followed each comment with the Company’s response thereto.
General
1.	We note your response to our prior comment 3 of our letter dated May 1, 2006 and we reissue a part of the comment. Please confirm that you have not circulated and will not circulate copies of the registration statement until you include an estimated price range and maximum number of shares and all other information except for that which you may exclude in reliance on Rule 430A.

Securities and Exchange Commission
May 23, 2006

The Company advises the Staff that the Company has not and will not circulate copies of the Registration Statement until the Company includes an estimated price range and maximum number of shares and all other information required to be included in the Registration Statement, other than information the Company may exclude in reliance on Rule 430A under the Securities Act.

2.	We note your submissions in response to our prior comment 4 of our letter dated May 1, 2006. With respect to the second portion of the Artwork labeled “Mylar Insert/Wrap”, please explain the context for the graphics provided in the transparent film sheet. The references to “Clicks”, “Revenue”, “Rank”, and the quantitative information provided for each of these items is difficult to comprehend without some discussion of the context in which the information is being provided. Provide a similar explanation for the two larger graphics identifying “Selected Events”.

In response to the Staff’s comment, the Company has included a descriptive legend on the EDGAR representation of the Mylar Insert/Wrap. The purpose of the legend is to inform investors that the transparent insert is intended to provide a visual demonstration of the ClickMap feature within the Company’s SiteCatalyst service and a brief explanation of this feature.
Prospectus Summary
3.	Refer to our prior comment 7 of our letter dated May 1, 2006. It appears as though you have relied on market analyses and industry reports to substantiate your assertion that you are “the leading provider of online business optimization software”. You should disclose your reliance on these sources. In addition, as indicated in prior comment 8, tell us whether these sources are publicly available and whether there is a charge for obtaining the information. If any source is not available for no charge or nominal charge, the company must provide consent for the use of the information or adopt it as the company’s own. Revise as appropriate and consider whether a revision should be made to the information contained in the Artwork labeled “Inside Back Cover Panel 5” which includes a statement that you are “The Leader in Web Analytics & Online Business Optimization”.

In response to the Staff’s comment, and further to our telephone call with the Staff on May 22, 2006, the Company respectfully submits that the Company relies primarily on its own market knowledge in assessing its leadership in the industry. The analyses and reports were provided at the Staff’s request to offer independent validation of the Company’s own determination. As such, we have not disclosed such a reference in Amendment No. 2. However, recognizing the Staff’s concerns expressed in the telephone conference call, the Company has revised its disclosure on page 1 and throughout Amendment No. 2, including where appropriate in the Artwork, to state that we are a leading provider of online business optimization software rather than “the leading provider of business optimization software.” The Company respectfully submits that the statement, as revised, continues to be substantiated by the Company’s own experience as well as the third-party reports and analyses previously provided to the Staff supplementally in connection with the Company’s response to the Staff’s comments with respect to Amendment No. 1.

Please see our response to Comment 4 regarding the availability of the information and the consents that the Company is filing with Amendment No. 2.

4.	In your response to our prior comment 8 of letter dated May 1, 2006, we note your statement that each of the reports, analyses, or other publication used to substantiate the disclosures

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May 23, 2006

highlighted in your response “is publicly available on a subscription basis”. Please advise us of the price of the subscription to each report, analysis, or other publication used to substantiate your statements. The staff will then evaluate whether the publications are publicly available for no charge or nominal charge.
In response to the Staff’s comment, the Company has filed as exhibits to Amendment No. 2 the consents of IDC, eMarketer, Forrester Research and JupiterResearch to include in the Registration Statement the statements attributed to such sources. Further, the Company advises the Staff that the information attributed to comScore Networks in the Registration Statement is publicly available free of charge, for example, the Company has included the data on its website.
Use of Proceeds
5.	We note your response to our prior comment 14 of our letter dated May 1, 2006 and we reissue the comment. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. Since it appears as though you have earmarked certain funds to be used for “expansion” of your “sales and marketing organization”; “investments” in your “network infrastructure”; and “development and expansion” of your “service offerings”, investors are entitled to a meaningful description of how the company intends to utilize the money generated from the transaction. You should consider adding disclosure that discusses the items that comprise each of these uses. Revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 2.

The Company supplementally advises the Staff that other than the $4.0 million license payment that is payable upon the completion of the offering, the Company has no specific intended uses for the net proceeds that it is to receive from the offering. Accordingly, the Company respectfully submits that it is unable to provide any more meaningful disclosure of how it intends to utilize the money generated from the offering in the Use of Proceeds section of Amendment No. 2.
Intellectual Property, page 58
6.	Please disclose the duration and effect of your 5 issued United States patents. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment No. 2.

Securities and Exchange Commission
May 23, 2006

Principal and Selling Stockholders, page 77
7.	We note your response to our prior comment 28 of our letter dated May 1, 2006 and remind you to provide appropriate Item 507 disclosure as soon as it becomes available.

The Company advises the Staff that the Company will include the disclosure required pursuant to Item 507 of Regulation S-K in a subsequent amendment to the Registration Statement. This information will be included in the preliminary prospectus that will be delivered to potential investors.
Note 8. Commitments and Contingencies
Litigation Settlement, page F-28
8.	We note your response to our prior comment 32 of our letter dated May 1, 2006; however, we note a reference to an unnamed independent valuation firm on page F-28 of Amendment No. 1. Revise to disclose the name of the expert and include the expert’s consent; alternatively, you may remove the reference. Refer to Section 436(b) of Regulation C.

In response to the Staff’s comment, the Company has revised its disclosure on page F-27 of Amendment No. 2 to include the name of the independent valuation firm that performed the valuation (Duff & Phelps, LLC). As discussed in the Company’s response to Comment No. 32 of the Staff’s letter dated May 1, 2006, the Company filed the consent of Duff and Phelps, LLC as Exhibit 23.3 to Amendment No. 1. The Company respectfully advises the Staff that in giving such consent, Duff and Phelps, LLC does not admit that it comes within the category of persons whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Commission thereunder, nor does it admit that it is an expert with respect to any part of the Registration Statement within the meaning of the term “expert” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.
Note 5. Notes Payable, page F-15
9.	Your response also indicates that the conversion price ($0.46363) equaled the per share fair value of the preferred stock into which it was convertible. Tell us how you determined the per share fair value of the Series B1 preferred stock.

In response to the Staff’s comment, the Company respectfully advises the Staff that the fair value of the Series B-1 preferred stock of $0.92726 (after the effect of the 1-for-2 reverse stock split) was determined based on the conversion price specified in the $1 million convertible note purchase agreement, dated as of September 16, 2003 (the “Note”). This fair value was based on an implied enterprise value of approximately $24 million, as specified in the Note, at the time it

Securities and Exchange Commission
May 23, 2006

was executed. Because the Note represented a significant arms-length transaction entered into with an independent third-party investor, management considered it a reliable representation of fair value of the Company’s Series B-1 preferred stock.
Note 7. Convertible Preferred Stock and Stockholders’ Deficit
Convertible Preferred Stock, page F-19
10.	We note your response to our prior comment 37 of our letter dated May 1, 2006 where you concluded that the preferred stock does not have the characteristics of a debt instrument and is more akin to equity. While the Staff notes that these preferred securities do not have a mandatory redemption feature, we also note that the Company has classified your convertible preferred issuances in the mezzanine section of the balance sheet pursuant to ASR 268 and EITF D-98. Classification outside of equity indicates that these securities have a redemption feature that is outside the control of the Company and can also be an indicator that these securities are more akin to debt as they have a maturity feature, that while it may not be mandatory, it is not within your control. Please reconcile your analysis of ASR 268 and EITF D-98 and your decision to classify these securities outside of permanent equity to your analysis of paragraph 61(1) of SFAS 133 where you concluded the preferred share issuances were more akin to equity.

The Company has determined that the balance sheet classification of its issuances of convertible preferred stock outside of permanent equity is appropriate due to the rights of the holders of the convertible preferred stock, which entitle these holders to receive their liquidation preferences under certain circumstances, such as a change of control or winding up of the Company. EITF D-98 requires that any event that could trigger a redemption (without regard to probability) that is not solely within the control of the issuer would require the security to be classified outside of permanent equity.

For purposes of the analysis of paragraph 61(l) of SFAS 133, the Company has considered whether its convertible preferred stock is more akin to debt or equity. The Company has not classified the convertible preferred stock issuances as a liability because the convertible preferred stock issuances are not mandatorily redeemable, have no mandatory dividend requirement (dividends are payable only, as, if and when declared by the Board of Directors), are convertible to common stock and contain voting rights on an as-converted basis. Furthermore, at the current estimated enterprise value, it would be economically in the best interest of the holders of the preferred stock to convert to common stock upon a liquidation event. As a result, the convertible preferred stock is more akin to equity than debt.

Securities and Exchange Commission
May 23, 2006

Stock Options, page F-21
11.	We note your response to our prior comment 39 of our letter dated May 1, 2006. Please continue to provide us with updates to the requested information for all equity-related transactions subsequent to our earlier request through the effective date of the registration statement.

In response to the Staff’s comment, the Company respectfully advises the Staff that the only equity-related transaction that has occurred since the Company filed its response letter dated May 8, 2006 was the grant of a stock option to a newly elected director to purchase 108,500 shares (after the effect of the 1-for-2 reverse stock split) of the Company’s common stock. In addition, at the time the May 8, 2006 letter was submitted, the Company had not yet determined the Black-Scholes fair market value of the employee stock options granted on May 4, 2006. It has since determined the fair value of these stock options.

The following table provides a summary of all 2006 employee stock option grants through May 23, 2006, including the associated fair value of each option grant. The share and per share amounts in the table reflect the impact of the proposed 1-for-2 reverse stock split:
2006 Option Grants Through May 23, 2006 — SFAS No. 123R

			Estimated
	Number		Fair	Black-
	of		Value of	Scholes
Date of	Options	Exercise	Common	Fair	Q1 2006
Issuance	Granted	Price	Stock	Value	Expense

February 22, 2006	274,250	$4.98	$7.14	$5.13	$48,508
March 29, 2006	500,000	$7.50	$7.86	$5.09	3,053
May 4, 2006 - New Hire grants	24,750	$8.34	$8.34	$5.28	(1)
May 4, 2006 - Refresh grants, current employees	749,937	$8.34	$8.34	$5.36	(1)
May 15, 2006	108,500	$8.92	$8.92	$5.54	(1)

Total	1,657,437				$51,561

(1) — The Company will begin recording stock compensation expense associated with these options in the second quarter of 2006.
12.	We have considered your response to our prior comments 40 and 41 of our letter dated May 1, 2006. Address the following:
•	Disclosure in Amendment No. 1 indicates that Duff & Phelps, LLC performed a valuation at December 31, 2005. However, we note in your response that you did not grant any options between December 21, 2005 and February 22, 2006. Therefore it appears that you did not obtain a truly contemporaneous valuation relative to options

Securities and Exchange Commission
May 23, 2006

granted in 2005. Please advise or remove the reference to a “contemporaneous” valuation.

•	Based on your responses and your revised disclosures in Amendment No. 1, it appears that you used internally developed retrospective valuations or some other method to determine the fair value of common shares underlying stock options granted prior to December 31, 2005 and for certain options granted in 2006. Tell us the dates of and describe further any such retrospective valuations and/or describe any other method used to determine the fair value of common shares at each grant date during fiscal 2005.

•	Describe in greater detail the specific assumptions underlying the adjustments to the valuation at each of the various grant dates during 2005 prior to obtaining the valuation from Duff & Phelps, LLC. For example, describe in detail the factors or events that resulted in the fair value increasing from $2.49 at December 6, 2005 to $2.85 at December 21, 2005. Your response should include a description of interest rate discount factors, growth rates and any other assumptions applied and any significant events considered in determining the adjustments,

We may have further comments based on your response.
In response to the first bullet of the Staff’s comment, the Company respectfully submits that although it did not grant any options on December 31, 2005, it did grant options just ten days prior, on December 21, 2005. Paragraph 88 in Chapter 7 of the AICPA Audit and Accounting Practice Aid entitled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “TPA”) states as follows:
      “...for purposes of this Practice Aid, contemporaneous does not signify as of the grant date but rather signifies at or around the grant date, appropriately adjusted.”
Because the time period between the date of these option grants and the Duff & Phelps, LLC (formerly known as Standard and Poor’s Corporate Value Consulting) (“D&P”) valuation was very short, and there were no events during that brief time period that would have materially impacted the Company’s enterprise value, Company management considered the D&P valuation to be contemporaneous with the December 21, 2005 stock option grant, for purposes of its assessment of the fair value of the Company’s common stock used to value 2005 stock options.
In response to the second and third bullets of the Staff’s comment, discussed below are the primary factors, events and assumptions Company management considered in its determination of the fair value of the Company’s common stock, for purposes of valuing each stock option grant during the period January 1, 2005 through the filing of the Registration Statement in April 2006 (the “Review Period”).

Securities and Exchange Commission
May 23, 2006

The following discussion also demonstrates that the Company’s valuations were based only on those business conditions, enterprise developments and expectations that existed as of the valuation date, in accordance with Chapter 7 of the TPA.
Please note that the share and per-share amounts discussed in the Company’s response to the Staff’s comment reflect the impact of the Company’s recent 1-for-2 reverse stock split.
OVERALL CONSIDERATIONS AND ASSUMPTIONS
Stock Sales
During the period April 2004 through March 2006, the Company or its investors entered into three significant stock sales with sophisticated third-party investors, which Company management considered to be reliable estimates of the Company’s enterprise value at the time each stock sale was consummated. Further discussion of these stock sales is provided as follows:
•	Series B preferred stock offering – In April 2004, the Company raised a total of $13.4 million in conjunction with its Series B preferred stock offering, which was issued at a price of $1.91 per preferred share. This financing was led by Hummer Winblad Venture Partners V, L.P., a sophisticated independent third-party venture investor. The offering resulted in an implied post-money enterprise valuation of approximately $63.7 million.

•	Series C-1 preferred stock offering – In June and July 2005, the Company raised a total of $40 million in conjunction with its Series C-1 preferred stock offering, which was issued at a price of $5.17 per preferred share. This financing was led by BAVP VII, L.P., a sophisticated independent third-party venture investor. The offering resulted in an implied post-money enterprise valuation of approximately $228.5 million.

•	Common stock sale by investors – On March 27, 2006 two existing stockholders of the Company sold a total of 2 million shares of common stock for $15 million, to a number of sophisticated independent third-party investors who were not existing stockholders of the Company, for $7.50 per share. This stock sale resulted in an implied enterprise valuation at the time of approximately $336 million, which was further corroborated by a third-party valuation performed by D&P at March 31, 2006 (discussed further below).
Third-Party Stock Valuations
The Company engaged D&P to perform contemporaneous valuations of the Company’s common stock as of December 31, 2005 and March 31, 2006.
In their valuation of the Company’s common stock as of December 31, 2005, D&P indicated an implied enterprise value on a marketable, minority basis of approximately $262 million, which

Securities and Exchange Commission
May 23, 2006

equated to a value of $5.86 per common share. D&P applied a 15% discount to the per share valuation, to adjust for lack of marketability of the Company’s stock as of the valuation date, which resulted in a value of $4.98 per common share, on a non-marketable, minority basis. The valuation was based on a combination of the market and income valuation approaches, both of which are considered acceptable valuation approaches under the TPA. In its valuation, D&P applied a 75% weighting to the market approach and a 25% weighting to the income approach. A greater weighting was applied to the market approach because (1) it is based on actual market data of comparable publicly traded firms in similar lines of business to the Company; and (2) the income approach is based on the Company’s long-term income projections prepared by management, the outcome of which is uncertain.
In their valuation of the Company’s common stock as of March 31, 2006, D&P indicated an implied enterprise value on a marketable, minority basis of approximately $336 million, which equates to a value of $7.62 per common share. D&P applied a small discount to the per share valuation to adjust for lack of marketability of the Company’s stock on the valuation date, resulting in a value of $7.50 per common share, on a non-marketable, minority basis. This valuation was also based on a combination of the market and income valuation approaches. Similar to the December 31, 2005 valuation, D&P applied a 75% weighting to the market approach and a 25% weighting to the income approach. As an additional data point, D&P also considered the March 27, 2006 sale of $15 million in common stock by two existing stockholders, which was discussed previously.
Overall Revenue and Customer Growth
As part of its assessment of the value of the Company’s common stock underlying the stock options granted, management also considered the overall growth in the Company’s business, as measured by growth in revenues and customers during the Review Period.
During the Review Period the Company’s revenues grew sequentially quarter-over-quarter from approximately $8.0 million in the first quarter of 2005 to $16.4 million in the first quarter of 2006 (an increase of approximately 105%). This growth was driven, in large part, by an increase in the number of the Company’s customers, which grew from just under 400 at the end of 2004 to over 1,000 by the end of the first quarter of 2006, an increase of over 176% during that period. In determining the estimated fair value of the Company’s common stock during the Review Period, the Company assumed a sequential increase in estimated fair value of its stock options from $3.26 per share in February 2005 to $7.86 per share in March 2006, consistent with the growth in revenues and the number of customers during the Review Period.
Preferred Stock Rights and Preferences
In connection with the reassessment of the fair value of the common stock underlying its stock options, management also considered the rights and privileges of the Company’s preferred stock

Securities and Exchange Commission
May 23, 2006

that existed as of each option grant date (particularly the Series B and C preferred stock) relative to the common stock. The primary rights and preferences associated with the Series B and C preferred stock are as follows:
•	From January 2005 through October 30, 2005, both the Series B (including Series B-1) and Series C (including Series C-1) preferred stock were entitled to liquidation preferences equal to the original issuance price of the preferred stock, plus all declared but unpaid dividends. In the event there were any available funds and assets remaining after payment or distribution to all holders of preferred stock equal to their full preferential amounts, the additional funds and assets would be distributed among the common stockholders and the Series B and C preferred stockholders on a pro rata basis according to the number of shares held by each stockholder on an as-converted to common stock basis. However, in no event were the Series B and C stockholders to receive more than 1.5 times their initial liquidation preferences.

After October 30, 2005, through the end of the Review Period, the holders of Series B and C preferred stock were not entitled to participate in any distribution of additional funds or assets available to the common stockholders after payment to all holders of preferred stock equal to their applicable preference.

The Series B and C preferred stock preferences are senior to all other classes of preferred stock.

•	The Series B and C preferred stock is convertible into the Company’s common stock at any time, at the option of the preferred stockholder.

•	All series of preferred stock are entitled to annual dividends at various stated rates, based on class of preferred stock. The dividends are noncumulative and are to be paid as and if declared by the Company’s Board. Dividends on the preferred stock, when and if declared by the Company’s Board, are to be paid prior and in preference to the payment of dividends on the Company’s common stock and are paid to the Series B and C stockholders before other preferred stockholders.

•	The holders of all series of preferred stock are entitled to vote on all matters with the holders of the common stock and are entitled to the number of votes equal to the number of common shares into which the preferred shares are convertible.

•	The preferred stock votes separately as a class with respect to certain corporate actions.
Because the Series B and C preferred stock is convertible into the Company’s common stock at any time at the option of the preferred stockholder, at the time of a potential liquidation event, the Series B and C stockholders would determine whether they would receive a greater distribution

Securities and Exchange Commission
May 23, 2006

by holding their preferred stock and receiving their distribution, in accordance with their applicable liquidation preferences, or by converting to common stock. The Company’s management assumed that all preferred stockholders would act in a manner that maximizes the total amount distributed to them.
Lack of Liquidity
In connection with its valuation of the Company’s common stock, management also considered the fact that stockholders of privately held companies do not have the same access to trading markets that stockholders of public companies enjoy. Therefore, the indicted value of the shares must be adjusted to reflect this lack of liquidity. In its assessment, management evaluated the likelihood of achieving a liquidity event, along with the anticipated timing of such an event, based on the information available at the time of each option grant. A non-marketability discount was applied to the estimated fair value per share of common stock, to account for this lack of liquidity.
Based on discussions with D&P during the early part of 2005, the Company determined it was reasonable to apply a non-marketability discount of at least 25% in situations where an anticipated liquidation event is not expected within twelve months of the valuation date. A non-marketability discount of 5% to 15% is appropriate when a liquidity event is anticipated within one year of the valuation date. The actual discount rate applied in this situation depends upon the likelihood and expected timing during the upcoming year of such a liquidity event.
Management reduced the non-marketability discount used to determine the estimated value of its common stock from approximately 25% at the beginning of 2005 to approximately 5% at the end of the Review Period, due to the increased likelihood of a near-term liquidity event as a result of the Company’s contemplated initial public offering.
GRANT-SPECIFIC CONSIDERATIONS AND ASSUMPTIONS
A summary of grants during the Review Period, and the estimated fair value of the Company’s underlying common stock at each grant date, as determined by management, is as follows (the share and per share amounts in the table reflect the impact of the proposed 1-for-2 reverse stock split):

Securities and Exchange Commission
May 23, 2006

	Number of		Estimated Fair
	Options Granted,		Value (See
Date of Issuance	net of forfeitures	Exercise Price	discussion below)

February 25, 2005	280,025	$0.70	$3.26
April 18, 2005	87,500	1.40	3.64
May 6, 2005	95,000	1.40	3.82
May 13, 2005	250,000	1.40	3.82
August 18, 2005	461,925	2.90	3.46
October 25, 2005	392,000	3.00	4.26
November 1, 2005	275,000	3.00	4.26
December 6, 2005	159,750	3.00	4.98
December 21, 2005	227,500	3.00	5.70

Total 2005	2,228,700

February 22, 2006	274,250	$4.98	$7.14
March 29, 2006	500,000	7.50	7.86

Q1 2006	774,250

Below is a discussion of the key factors, events and assumptions management considered in conjunction with its reassessment of the fair value of the underlying stock related to each specific option grant during the Review Period, which was based on available information that existed as of the grant date.
February 25, 2005 Grant
Management’s estimated fair value per share of common stock at February 25, 2005 was based on an estimated enterprise value of approximately $158 million at that date. In its retrospective determination of the estimated value of its common stock as of the grant date, the Company considered the increase in enterprise value from the closing of the Series B preferred stock financing in April 2004 to the closing of the Series C preferred stock financing, which had its initial closing in June 2004. As noted previously, the post-money valuation associated with the Series B financing was approximately $63.7 million, while the pre-money valuation associated with the Series C financing was approximately $188 million. An enterprise valuation of $158

Securities and Exchange Commission
May 23, 2006

million in late February 2005 is consistent with the linear increase in valuation from the time of the Series B financing to the time of the Series C financing.
As discussed previously, this linear progression in enterprise value is closely correlated with the steady growth in the Company’s business. The increase of approximately $95 million in estimated enterprise value from April 2004 to February 2005 (approximately a 148% increase) is consistent with the growth in the Company’s business over that time period. During that period, both the Company’s revenues and customer base increased by over 100%. In addition, the Company added America Online, Inc. (“AOL”) as a customer in late 2004, which represented a significant customer win. AOL represented the Company’s largest customer in terms of revenue by February 2005.
Management also assumed that all preferred stockholders would convert to common in the event of a liquidation, because at a $158 million estimated enterprise value they would receive more value than their preferred liquidation preference amount by converting to common stock. Thus, the entire enterprise value was applied to the common stock.
Lastly, management evaluated the marketability of the Company’s common stock and the likelihood of a liquidation event. Because at February 25, 2005 the Company did not anticipate a liquidity event in the foreseeable future it applied approximately a 25% non-marketability discount to the common stock value, which is reasonable for an enterprise in the Company’s stage of maturity at that date.
April 18, 2005 Grant
Management’s estimated fair value per share of common stock at April 18, 2005 was based on an estimated enterprise value of approximately $176 million at that date (an 11% increase over February 25, 2005). In determining this estimated enterprise value, the Company considered the continued steady growth in its revenues and customer base. Total revenues and customers grew by approximately 20% from the fourth quarter of 2004 to the first quarter of 2005.
Prior to the April 18, 2005 option grant date, the Company engaged in preliminary valuation discussions with potential investors in its contemplated Series C preferred stock offering. It used these preliminary discussions as an additional data point for assessing the reasonableness of its estimated enterprise valuation at the option grant date. A total estimated enterprise value of $176 million was within the range of pre-money enterprise values discussed with potential investors prior to the option grant date.
As with the February 2005 grant, management also assumed that all preferred stockholders would convert to common in the event of a liquidation, because at a $176 million estimated enterprise value they would receive more value than if they simply received their preference amount. Thus, the entire enterprise value was applied to the common stock.

Securities and Exchange Commission
May 23, 2006

Because at April 18, 2005 the Company had no better visibility into a potential liquidation event in the foreseeable future than it did in February 2005, it concluded that the non-marketability discount associated with these option grants of approximately 25% was still appropriate.
May 6 and May 13, 2005
For purposes of determining the estimated fair value of the Company’s common stock at May 6 and 13, 2005, management estimated an enterprise value of approximately $186 million. This valuation was primarily based on the expected pre-money valuation of the Series C preferred stock offering, resulting from discussions with potential investors in the Company’s contemplated Series C preferred stock offering. This increased valuation, relative to the prior 2005 option grants, was also consistent with the continued steady growth in the Company’s business.
As with the previous 2005 grants, management assumed that all preferred stockholders would convert to common in the event of a liquidation, because at a $186 million estimated enterprise value they would receive more value by converting to common stock than simply accepting their preferred liquidation preference amount. Thus, the entire enterprise value was applied to the common stock.
The Company continued to apply approximately a 25% non-marketability discount to the May 2005 grants because its expectations related to a potential liquidation event had not changed.
August 25, 2005
Management’s estimated fair value per share of common stock at August 25, 2005 was based on an estimated enterprise value of $229 million at that date, which approximated the implied post-money enterprise value after the closing of the $40 million Series C financing, for which the final closing occurred on July 22, 2005.
Because the Series C stockholders were entitled to a liquidation preference equal to 1.5 times their initial investment, the total estimated enterprise value was reduced by $60 million to arrive at the value distributable to the common stockholders at August 25, 2005. The $20 million dilutive effect of the Series C financing resulted in a reduction in the estimated value per share of common stock from May to August 2005.
The Company continued to apply approximately a 25% non-marketability discount to the August 2005 grants because its expectations related to a potential liquidation event had not changed.
October 25 and November 1, 2005

Securities and Exchange Commission
May 23, 2006

Management’s estimated fair value per share of common stock at October 25 and November 1, 2005 was based on an estimated enterprise value of approximately $249 million on those dates (a 9% increase over August 25, 2005). In determining this estimated enterprise value, the Company considered the continued steady growth in its revenues and customer base. Total monthly revenues and number of customers grew by approximately 6% and 12%, respectively, from August 2005 to September 2005 (October operating results would not have been available at the date of these option grants).
Upon a liquidation at an enterprise value of $249 million, Series C stockholders would receive a greater payout by accepting their liquidation preferences than if they converted, despite the fact that after October 30, 2005 their liquidation preference decreased from 1.5 times their initial investment to 1.0 times their initial investment. Thus, the total estimated enterprise value was reduced by $40 million (equal to the Series C initial investment) to arrive at the value distributable to the common stockholders. Although the October 25, 2005 grant date was prior to the date when the Series C liquidation preferences were reduced (October 30, 2005), due to the close proximity of the dates and the fact management had no indication on October 25, 2005 of a liquidation event occurring in the near-term the same liquidation assumption was used to value the common stock on both option grant dates.
The Company continued to apply approximately a 25% non-marketability discount to these grants because its expectations related to a potential liquidation event had not changed.
December 6, 2005
Management’s estimated fair value per share of common stock at December 6, 2005 was based on an estimated enterprise value of approximately $255 million on that date (an increase of approximately 3% from November 1, 2005). The growth in enterprise value was primarily due to the continued steady growth in the Company’s revenues and customers. Total monthly revenues and number of customers grew by approximately 4% from September 2005 to October 2005 (Final November operating results would not yet have been available at the date of these option grants). In addition, the D&P valuation performed as of December 31, 2005 indicated at an implied estimated enterprise value of approximately $262 million, which is further validation that a valuation of approximately $255 million as of early December 2005 is reasonable.
Upon a liquidation at an enterprise value of $255 million, Series C stockholders would receive a greater payout by accepting their liquidation preferences than if they converted to common stock. Thus, the total estimated enterprise value was reduced by the Series C preference amount ($40 million) to arrive at the value distributable to the common stockholders.
During November of 2005, Company management and the Board of Directors began preliminary discussions associated with filing an initial public offering at some point in 2006, although specific timing was not discussed. Based on these discussions, management reduced the non-

Securities and Exchange Commission
May 23, 2006

marketability discount associated with this option grant to approximately 15%, which is appropriate when a liquidity event is anticipated within the next year.
December 21, 2005
Management’s estimated fair value per share of common stock at December 21, 2005 was based on an estimated enterprise value of approximately $262 million on that date. This value was derived from the contemporaneous valuation of the Company’s common stock performed by D&P at December 31, 2005.
At enterprise valuations of $262 million and higher, the Series C stockholders would receive more value upon liquidation by converting to common stock than accepting their liquidation preferences. Thus, the entire $262 million was attributed to the common stock for purposes of determining the value per share.
As discussed above, D&P applied a 15% non-marketability discount to determine the estimated fair value of the Company’s common stock at December 31, 2005. However, based on continuing discussions between Company management and the Board of Directors in late December it appeared likely that the Company would file for an initial public offering some time during the first half of the 2006. Therefore, management considered it appropriate, as well as conservative, to reduce the non-marketability discount associated with these option grants to approximately 5%, as a result of this increased visibility into the timing of a potential liquidity event.
The increase in the estimated fair value of the Company’s common stock from $4.98 per share on December 6, 2005 to $5.70 per share on December 21, 2005 is due, in large part, to the reduction in the non-marketability discount used to determine the fair value. As noted above, the Company reduced the non-marketability discount from 15% at December 6, 2005 to 5% at December 21, 2005, due to the increased likelihood of an initial public offering filing during the first half of 2006. Had a 15% non-marketability discount been applied to the December 21, 2006 stock option grants, the estimated fair value per share would have been approximately $5.10, an increase of only 2.4% over the estimated fair value of the common stock at December 6, 2005, which is primarily attributable to the continued growth in the business over that time period.
February 22, 2006
Management’s estimated fair value per share of common stock at February 22, 2006 was based on an estimated enterprise value of approximately $314 million on that date, which represented approximately a 20% increase in total enterprise value from December 21, 2006. As in 2005, the increased estimated enterprise value was largely based on the continued growth in the Company’s business. The Company’s total monthly revenues and number of customers grew by 11% and 20%, respectively, from November 2005 to January 2006. The implied enterprise valuation of

Securities and Exchange Commission
May 23, 2006

approximately $336 million, derived from D&P’s valuation of the Company’s common stock as of March 31, 2006 is further validation of the reasonableness of this estimated enterprise valuation.
Because the Company still anticipated filing for an initial public offering during the first half of 2006, it applied approximately a 5% non-marketability discount.
March 29, 2006
Management’s estimated fair value per share of common stock at March 29, 2006 was based, in part, on the implied enterprise value of approximately $336 million at March 31, 2006 derived by D&P as part of its valuation of the Company’s common stock as of that date, as well as the $15 million common stock sale entered into on March 27, 2006. The Company also considered the representative valuation methodologies and related valuation estimates provided during its meetings with investment bankers on March 8 and 9, 2006, to confirm that its estimated enterprise valuation was reasonable, given the methodologies and valuation estimates provided by the investment banks.
13.	We note your statement that the Board of Directors of the Company has reviewed the option grants during the Review Period with the benefit of hindsight and resolution of uncertainties that existed at the time the options were granted. Tell us how you considered the guidance in Chapter 7 of the AICPA Audit and Accounting Practice Aid entitled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” which states that ‘when a valuation is prepared after the fact, care should be exercised to ensure that the assumptions and estimates underlying the valuation reflect only the business conditions, enterprise developments, and expectations that existed as of the valuation date.’

The Company respectfully advises the Staff that it has responded to the Staff’s comment in conjunction with its response to Comment 12 above.
Part II — Information Not Required in Prospectus
14.	As applicable, please provide the undertakings required by Item 512(a)(5).

The Company has considered the disclosure of the undertaking pursuant to Item 512(a)(5) of Regulation S-K, as noted in the Staff’s comment, and has determined that such undertaking is required only in connection with the registration of securities pursuant to Rule 415 under the Securities Act. Accordingly, the Company has respectfully declined to add the undertaking to Amendment No. 2 in response to the Staff’s comment.
Additional Comment Included in the Staff’s Letter to the Company dated May 19, 2006

Securities and Exchange Commission
May 23, 2006

1.	We note the information provided in the “Summary of Option Grants During Review Period” in your response to our prior comment 41 of our letter dated May 1, 2006. Your MD&A disclosures should be significantly enhanced to include a similar discussion that includes the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock at each grant date and the significant factors contributing to the change in the fair value of the Company’s stock between grant dates as well as the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45 of Amendment No. 2
     Please direct your questions or comments regarding the Company’s responses or the Registration Statement to the undersigned at (801) 993-6420 or to Robert G. O’Connor of this office at (801) 993-6412. Thank you for your assistance.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI

Professional Corporation
/s/ J. Randall Lewis

J. Randall Lewis
Enclosures

cc (w/o encl.):	Joshua G. James
Michael S. Herring
Shawn J. Lindquist, Esq.
Patrick E. Kelliher
Omniture, Inc.

John V. Roos, Esq.
Patrick J. Schultheis, Esq.
Robert G. O’Connor, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

David R. Jolley
Chris Anger
Mark D. Peterson

Securities and Exchange Commission
May 23, 2006

Nigel Martin
Ernst & Young LLP

Gordon K. Davidson, Esq.
Laird H. Simons, III, Esq.
Jeffrey R. Vetter, Esq.
Robert B. Dellenbach, Esq.
Fenwick & West LLP